Exhibit 1

12900 Snow Road • Parma, Ohio 44130
Joel Hawthorne	Tel: 216.676.2340
President and CEO	Fax: 216.676.2526
joel.hawthorne@graftech.com
March 16th, 2014

Nathan,

I’m glad we had a chance to catch up Friday and continue our open and frank dialogue on the strategy and direction of the Company. I appreciate that we can communicate openly, and I am hopeful that we can find a mutually agreeable path to resolution, as I believe this is in the best interest of all stockholders.

Outlined below is a summary of my settlement proposal we discussed in the meeting.

•	GrafTech is open and willing to add two nominees to its upcoming proxy. I proposed that the two nominees could be from your proposed slate that you have submitted for election at the 2014 Annual Meeting. In particular, I outlined that David Jardini and Karen Finerman would be the candidates from that slate that make sense to add to the Board.
o	I have known David for many years and believe he has relevant and direct experience in the graphite electrode industry.
o	Karen, as you highlight in your presentation, appears to have finance and capital markets experience that could complement the Board’s existing expertise in that area.
•	Also, as we have discussed in every meeting, a proxy contest has the potential to be costly and distracting. As the newly appointed CEO, I believe it is in the Company’s and stockholders’ best interests for me to have time to work with the Board and management to execute the strategy without such distractions. I think it would be important to come up with a mutually agreeable arrangement that avoids contested situations. As I discussed, I would like an agreement to last for the next two meetings, the 2015 and 2016 Annual Meetings.

I’d also like to reiterate one other topic I raised in the meeting – I would be happy to meet with you on a quarterly basis like we do with all stockholders, to discuss business progress and strategy.

If my summary is agreeable to you, there would be a number of details to be worked out and of course on any final terms of any settlement, I would need to review and have the approval of the GrafTech Board of Directors.

I look forward to continuing our dialogue and working together to resolve this in an quick manner. I will call you Tuesday morning, to see if you have any follow-up questions and confirm a time for our next meeting on Thursday. In the meantime, please do not hesitate to reach out.

Best regards,

Joel L. Hawthorne

March 18, 2014

Via Email and FedEx

Joel Hawthorne

President and Chief Executive Officer
GrafTech International
12900 Snow Road
Parma, Ohio 44130

Re:  Response to Proposal

Joel:

Thank you for meeting with me on Friday. I appreciate you taking the time to meet and have enjoyed getting to know you better. We have carefully reviewed the proposal that you outlined at our meeting and in your March 16, 2014 letter and have seriously considered it.

You should know that I sincerely believe that the best course of action for GrafTech and you as a new Chief Executive Officer would be to replace five of the incumbent directors with the Save GrafTech slate, which includes experienced professionals who are deeply knowledgeable about the industry, who are corporate governance experts, who are wholly independent, and who are free from any historical issues. The slate also includes the single largest non-institutional stockholder of the Company. I have a suggested compromise, the terms of which are outlined below. On balance, resolving the composition of the Board promptly is in the interest of GrafTech’s stockholders and other constituents of the Company because the new Board, if it is constituted as I have proposed below, should be able to immediately assist you as you lead GrafTech out of the difficulties that are the result of prior poor management and insufficient oversight by the incumbent Board.

I am sure you will note that my proposal would establish a nine-member board, of which a majority of five would be incumbent directors. If GrafTech agrees to my proposal, it will demonstrate the commitment of that majority to move forward in a manner more consistent with the Save GrafTech program. A rejection of my proposal will, unfortunately, reflect the support of the Board for simply more of the same.

I propose the following:

1.	Save GrafTech shares your high opinion of David Jardini and Karen Finerman, and they appreciate your kind words about them. Accordingly, we agree that they each should have a seat on the Board.

2.	We believe my industry experience and the fact that I am the largest non-institutional stockholder of the Company, holding over 11% of the Company’s stock, are both important factors and that I also should be on the Board.

3.	In addition, I propose that the Company select a fourth director from Save GrafTech’s currently proposed slate. We would be willing to have the Company’s nominating and governance committee interview our candidates before the selection is made.

4.	Mary Cranston and Craig Shular would promptly resign from the Board.

5.	The newly constituted Board would select the new chairperson.

6.	If the foregoing is accepted, then the changes to the board should be implemented as soon as all the details are concluded. Further, I would commit to support the newly constituted board for election at the forthcoming 2014 annual meeting of stockholders.

I agree with you that there are a number of details that will need to be worked out to implement a resolution of this situation. I am confident that we will be able to accomplish that promptly. I know that you will share this proposal with the Board and I look forward to the Board’s prompt response and to continuing our constructive dialogue.

Best Regards,

Nathan Milikowsky

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12900 Snow Road • Parma, Ohio 44130
Joel Hawthorne	Tel: 216.676.2340
President and CEO	Fax: 216.676.2526
joel.hawthorne@graftech.com

March 19, 2014

Nathan Milikowsky

822 Boylston Street, Suite 106

Chestnut Hill, MA 02467

Re:     Response to Proposal

Nathan:

Great talking with you tonight. As I promised, I am forwarding a summary of what I proposed on the phone in response to our conversation and your letter from yesterday. You and I agree that a proxy contest could have considerable costs and distractions and that our stockholders would prefer that we find a reasonable and sustainable resolution.

I’d like to say that I value the time that we have spent together discussing the Company and its business. I appreciate that you and I are aligned with the key elements of the strategy that the Company has been and continues to pursue, including reducing SG&A, running Seadrift full, and maximizing profitability from our graphite electrode platform. As the new CEO, I am completely focused on executing the strategy to drive for growth and value creation for all stockholders.

As I have expressed previously, I have a much different view of our current Board than you do. I believe that our directors have the independence, industry knowledge, relevant experience, and commitment to acting in the best interests of all stockholders necessary to support me as the new CEO.

Having listened to and considered your concerns and goals, I would like to draw upon the key elements of your most recent proposal to offer a resolution that I believe benefits all GrafTech stockholders. I propose the following:

1.	We are open and willing to add four new independent members to the Board. We believe that the best mix of additional members would consist of the two agreed upon candidates from your slate (David Jardini and Karen Finerman) and two independent and highly qualified candidates that the Nominating and Governance Committee has selected from a list of about 50 prospects. Should you agree with this approach, I can present the candidates to you when we meet tomorrow.

Nathan Milikowsky

March 19, 2014

2.	As we have agreed, and I believe our other stockholders would agree, a proxy contest presents many costs and distractions. To avoid another proxy contest at next year’s Annual Meeting, I propose that the Company and the Milikowsky Group enter into an agreement through and including the 2015 Annual Meeting to address this issue. This will allow me to remain 100% focused on the execution of the strategy that we continue to implement.

As previously communicated, I would be happy to meet with you on a quarterly basis, to discuss business progress and strategy. This would afford you the opportunity to share your insights with me directly.

If this summary proposal is agreeable to you, there would be a number of details to be worked out and, of course, on any final terms of a settlement, I would need to review and have the approval of the GrafTech Board of Directors.

I look forward to seeing you tomorrow to continue our dialogue and work together to resolve this in a timely manner. In the meantime, please do not hesitate to reach out.

Best regards,

Joel L. Hawthorne

March 21, 2014

Via Email and FedEx

Joel Hawthorne

President and Chief Executive Officer
GrafTech International
12900 Snow Road
Parma, Ohio 44130

Re: Settlement Proposal

Joel:

Unfortunately, while I believed that you and I were engaged in good faith negotiations in a mutual effort to avert a proxy contest, it is now obvious that the current Board of GrafTech was cynically using you in an elaborate PR exercise. Because of my high regard for you, I am disappointed that you permitted the Board to use you in this way.

Why do I believe that GrafTech was not negotiating in good faith? First, while my proposal involved permitting incumbent directors to remain in control, the current Board refused to propose that even one incumbent would leave the Board. Second, while the current Board indeed made two proposals, its second proposal was materially less favorable to shareholders than the first. Third, I was asked to accept two new directors as part of a settlement, but you flatly refused to give me their names until AFTER I accepted the offer. All this while you knew that their names would be disclosed merely minutes after our last settlement discussion, pursuant to a wilfully materially misleading press release that obviously had already been drafted. So, it is clear to me that the current Board is concerned about only one thing – remaining in office.

We agree that GrafTech’s Board would certainly benefit from the addition of new independent directors – which is precisely what Save GrafTech is proposing. To be clear, now that you have disclosed the names of your two additional nominees unilaterally selected by the current Board, we are able to evaluate them and will do so with an open mind. However, I am troubled that your Board remains completely opposed to replacing even a single incumbent director, despite what I believe are clear performance and corporate governance issues that the incumbent directors have overseen during the last many years. Contrary to the assertion you made when we met that settlements generally do not involve incumbent directors stepping down, I am informed by my advisors that one or more incumbents were replaced in 65% of the settlements in 2013 and 2014 in which a shareholder obtained Board representation.1 I hope you have not been misled by your advisors.

[1]	According to data from Factset Research Systems one or more incumbent directors have agreed to step down in 27 of the 41 situations in which a shareholder obtained Board representation through a negotiated settlement since January 1, 2013.

The Save GrafTech nominees remain supportive of your efforts to improve operations and create shareholder value, and the settlement proposal that I presented to you on March 18, 2014 was reasonable and constructive. It called for a GrafTech Board with five incumbent directors and four Save GrafTech nominees – a minority of the Board, despite the performance of the current Board. All of the Save GrafTech nominees are independent, highly experienced and committed to identifying and implementing value-creating initiatives for the benefit of all GrafTech shareholders. The new Board would include: David Jardini and Karen Finerman, both of whom you agreed have relevant experience that would complement the existing Board; a Save GrafTech nominee to be selected by the Nominating and Governance Committee; and me – GrafTech’s largest non-institutional shareholder. My proposal also called for incumbent directors Mary Cranston and Craig Shular to resign (and we note that Craig Shular is already scheduled to step down from the current Board at year end). This compromise would give the incumbent directors majority control of a nine-member Board, and that Board would then appoint a new Chairman.

While I continue to strongly believe that replacing a majority of the incumbent directors is preferable for all of GrafTech shareholders compared to minority Board representation for Save GrafTech – and would signal a clear new direction – we remain interested in reaching a compromise that would enable the Board to implement the strategic initiatives and organizational changes necessary to unlock and protect value for all shareholders. If the current Board agrees to our proposal, I would support the slate of nominees at the forthcoming Annual Meeting, but I will not agree to your unreasonable demand for a two-year standstill.

Despite this unfortunate setback, I hope that we can still move forward to reach a resolution and avoid a proxy contest at this year’s Annual Meeting. To that end, I look forward to hearing back from you and continuing our discussions.

Best Regards,

Nathan Milikowsky

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